                                                              Page 1 of 13 Pages

================================================================================

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                   ---------------
                              Amendment No 1. to
                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                  RMS Titanic, Inc.
                                   (Name of Issuer)

                                     Common Stock
                                   $.0001 par value
                            (Title of Class of Securities)
                                   ---------------

                                      0007496121
                                    (CUSIP Number)


                             Christopher T. Jensen, Esq.
                             Morgan, Lewis & Bockius LLP
                                   101 Park Avenue
                              New York, New York  10178
                               Tel. No.:  212- 309-6000
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   October 21, 1998
               (Date of Event Which Requires Filing of this Statement)
                                   ----------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this statement because of Rule 13d-1(b)(3) or (4), check the following:    / /

================================================================================

--------------------                                         ------------------
CUSIP NO. 0007496121                 13D                     PAGE 2 OF 13 PAGES
--------------------                                         ------------------


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Arnie Geller
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /

-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

        Not applicable
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                     / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
-------------------------------------------------------------------------------
                            (7) SOLE VOTING POWER

 NUMBER OF                       1,600,000
  SHARES                    ---------------------------------------------------
BENEFICIALLY                (8) SHARED VOTING POWER
  OWNED BY
   EACH                          0
 REPORTING                  ---------------------------------------------------
PERSON WITH                 (9) SOLE DISPOSITIVE POWER

                                 1,600,000
                            ---------------------------------------------------
                            (10) SHARED DISPOSITIVE POWER

                                 0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,600,000
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.9%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                         ------------------
CUSIP No. 0007496121                 13D                     Page 3 of 13 Pages
--------------------                                         ------------------


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        G. Michael Harris
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /

-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

        Not applicable
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                     / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                            (7) SOLE VOTING POWER

 NUMBER OF                       165,000
  SHARES                    ---------------------------------------------------
BENEFICIALLY                (8) SHARED VOTING POWER
  OWNED BY
   EACH                          0
 REPORTING                  ---------------------------------------------------
PERSON WITH                 (9) SOLE DISPOSITIVE POWER

                                 165,000
                            ---------------------------------------------------
                            (10) SHARED DISPOSITIVE POWER

                                 0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        165,000
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                         ------------------
CUSIP NO. 0007496121                 13D                     PAGE 4 OF 13 PAGES
--------------------                                         ------------------


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Westgate Entertainment Corp.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /

-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

        Not applicable
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                     / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

        California
-------------------------------------------------------------------------------
                            (7) SOLE VOTING POWER

 NUMBER OF                       349,899
  SHARES                    ---------------------------------------------------
BENEFICIALLY                (8) SHARED VOTING POWER
  OWNED BY
   EACH                          0
 REPORTING                  ---------------------------------------------------
PERSON WITH                 (9) SOLE DISPOSITIVE POWER

                                 349,899
                            ---------------------------------------------------
                            (10) SHARED DISPOSITIVE POWER

                                 0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        349,899
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                         ------------------
CUSIP NO. 0007496121                 13D                     PAGE 5 OF 13 PAGES
--------------------                                         ------------------


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Anne A. Hill
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /

-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

        Not applicable
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                     / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                            (7) SOLE VOTING POWER

 NUMBER OF                       259,000
  SHARES                    ---------------------------------------------------
BENEFICIALLY                (8) SHARED VOTING POWER
  OWNED BY
   EACH                          0
 REPORTING                  ---------------------------------------------------
PERSON WITH                 (9) SOLE DISPOSITIVE POWER

                                 259,000
                            ---------------------------------------------------
                            (10) SHARED DISPOSITIVE POWER

                                 0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        259,000
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                         ------------------
CUSIP NO. 0007496121                 13D                     PAGE 6 OF 13 PAGES
--------------------                                         ------------------


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Shirley Hill
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /

-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

        Not applicable
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                     / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                            (7) SOLE VOTING POWER

 NUMBER OF                       25,000
  SHARES                    ---------------------------------------------------
BENEFICIALLY                (8) SHARED VOTING POWER
  OWNED BY
   EACH                          0
 REPORTING                  ---------------------------------------------------
PERSON WITH                 (9) SOLE DISPOSITIVE POWER

                                 25,000
                            ---------------------------------------------------
                            (10) SHARED DISPOSITIVE POWER

                                 0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        25,000
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                         ------------------
CUSIP NO. 0007496121                 13D                     PAGE 7 OF 13 PAGES
--------------------                                         ------------------


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        James A. Hill
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /

-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

        Not applicable
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                     / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                            (7) SOLE VOTING POWER

 NUMBER OF                       45,000
  SHARES                    ---------------------------------------------------
BENEFICIALLY                (8) SHARED VOTING POWER
  OWNED BY
   EACH                          0
 REPORTING                  ---------------------------------------------------
PERSON WITH                 (9) SOLE DISPOSITIVE POWER

                                 45,000
                            ---------------------------------------------------
                            (10) SHARED DISPOSITIVE POWER

                                 0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        45,000
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.3%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                         ------------------
CUSIP NO. 0007496121                 13D                     PAGE 8 OF 13 PAGES
--------------------                                         ------------------


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        D. Michael Harris
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /

-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

        Not applicable
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                     / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                            (7) SOLE VOTING POWER

 NUMBER OF                       165,000
  SHARES                    ---------------------------------------------------
BENEFICIALLY                (8) SHARED VOTING POWER
  OWNED BY
   EACH                          0
 REPORTING                  ---------------------------------------------------
PERSON WITH                 (9) SOLE DISPOSITIVE POWER

                                 165,000
                            ---------------------------------------------------
                            (10) SHARED DISPOSITIVE POWER

                                 0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        165,000
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /


-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No.  0007496121                   13D                   Page 9 of 13 Pages
---------------------                                         ------------------


     ITEM 1.   SECURITY AND ISSUER.

     The class of equity securities to which this Amendment No. 1 (this "Amendment") to the Schedule 13D filed on September 2, 1997 (the "Original
Schedule 13D") relates is the common stock (the "Common Stock"), $0.0001 par value per share, of RMS Titanic, Inc., a Florida corporation (the "Issuer" or "RMS"). The principal executive offices of RMS are located at 17 Battery Place, New York, New York 10004.

     ITEM 2.   IDENTITY AND BACKGROUND.

     This Amendment is being filed on behalf of the following persons who are collectively referred to as the "Reporting Persons."

     Arnie Geller is a self-employed corporate consultant. From May 1993 to May 1995, Mr. Geller served as President and a director of the Issuer. The principal business and office of Mr. Geller are located at 285 Buckhead Avenue N.E., Atlanta, Georgia 30305. Mr. Geller is a citizen of the United States.

     G. Michael Harris is a promotor and agent of entertainment programs and events. The principal business and office of Mr. Harris are located at 2840 West Bay Drive, Suite 231, BelleAir Bluffs, Florida 33770. Mr. Harris is a citizen of the United States and is the son of D. Michael Harris, who is also a Reporting Person.

     Westgate Entertainment Corp. ("Westgate") is a corporation organized under the laws of the State of California that is engaged in the production of programs for television. John A. Joslyn, whose principal business is the production of programs for television, is the sole officer, sole director and sole shareholder of Westgate. The principal business and office of Westgate and Mr. Joslyn are located at 4405 Riverside Drive, Suite 104, Burbank, California 91505.

     Anne A. Hill is a self-employed business consultant. The principal business and office of Ms. Hill are located at 2221 Peachtree Road, Suite D167, Atlanta, Georgia 30309. Ms. Hill is a citizen of the United States and is the daughter-in-law of Shirley A. Hill and sister-in-law of James A. Hill, who are also Reporting Persons.

     Shirley A. Hill is the sole owner and President of Julie's Shoppe, Inc., a women's apparel business. The principal business and office of Ms. Hill are located at 310 East Main Street, Swainsboro, Georgia 30401. Ms. Hill is a citizen of the United States and is the mother-in-law of Anne A. Hill and the mother of James A. Hill, who are also Reporting Persons.

---------------------                                        -------------------
CUSIP No.  0007496121                   13D                  Page 10 of 13 Pages
---------------------                                        -------------------


     James A. Hill is an independent minister. The principal business and office of Mr. Hill are located at 2625 Piedmont Road, No. 56300, Atlanta, Georgia 30324. Mr. Hill is a citizen of the United States and is the brother-in-law of Anne A. Hill and the son of Shirley A. Hill, who are also Reporting Persons.

     D. Michael Harris is a promoter of events. The principal business and office of Mr. Harris are located at 2411 Carolina Avenue, Tampa, Florida 33629. Mr. Harris is a citizen of the United States and is the father of G. Michael Harris, who is also a Reporting Person.

     During the last five years, none of the Reporting Persons or the executive officers, directors or controlling shareholders of Westgate (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons are filing this Amendment because the Voting Agreement attached as Exhibit 7.2 to the Original Schedule 13D (the "Voting Agreement") has been declared null and void by the Reporting Persons and not as a result of any acquisition of Common Stock by the Reporting Persons.

     ITEM 4.   PURPOSE OF TRANSACTION.

     As noted in the Original Schedule 13D and in the Voting Agreement, the purpose of the Voting Agreement was to assure the service of a qualified and competent Board of Directors by electing George Tulloch, Allan H. Carlin, Arnie Geller, G. Michael Harris and Kurt Hothorn as Directors of the Issuer. To date, no such Board of Directors has been elected. Accordingly, on October 21, 1998, Mr. Geller sent a letter to the signatories to the Voting Agreement (the "Signatories") stating that the consideration for each party to enter into the Voting Agreement has not been satisfied (i.e., the designated Board of Directors has not been elected), and therefore, the Voting Agreement is null and void. Thereafter, each of the other Reporting Persons sent similar letters to the other Signatories.

     Mr. Geller, Mr. G. Michael Harris and Mr. Joslyn, the sole director, sole officer and sole shareholder of Westgate, are contemplating forming or becoming part of a group that will acquire additional securities of the Issuer for the purpose of effecting a change in control of the Issuer through a change in the present Board of Directors and management of the Issuer and/or through other means.

---------------------                                        -------------------
CUSIP No.  0007496121                   13D                  Page 11 of 13 Pages
---------------------                                        -------------------


     Except as described in this Item 4 and elsewhere in this Amendment, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on such Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. However, each of the Reporting Persons may change any of his, her or its current intentions, acquire additional shares of Common Stock, sell or otherwise dispose of all or any part of the Common Stock owned by the Reporting Person or take any other action with respect to the Issuer or any of its securities in any manner permitted by law depending upon future business and financial considerations.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) Based on the Form 10-Q of the Issuer for the period ended August 31, 1998, as of October 19, 1998, there were 16,187,119 shares of the Common Stock outstanding. In the aggregate, the Reporting Persons beneficially own 2,608,899 shares. These shares represent approximately 16.1% of the Common Stock outstanding as of October 19, 1998.

(b) The following table sets forth the beneficial ownership of shares of the Common Stock by (a) each Reporting Person and (b) each person for whom information is required to be provided pursuant to General Instruction C of
Schedule 13D who beneficially owns any shares of the Common Stock. As a result of the letters described in Item 4, each of the Reporting Persons disclaims (a) beneficial ownership of the shares of Common Stock owned by any of the other signatories to the Original Schedule 13D and (b) membership in the group formed by execution of the Voting Agreement. Except as noted below, each person listed below has sole voting and dispositive power over the shares identified below.

---------------------                                        -------------------
CUSIP No.  0007496121                   13D                  Page 12 of 13 Pages
---------------------                                        -------------------



                                                       Aggregate Number of
Name                                                       Shares Owned
------------------------------                         -------------------

Arnie Geller                                                1,600,000(1)
G. Michael Harris                                             165,000(2)
Westgate Entertainment Corp.                                  349,899(3)
Anne A. Hill                                                  259,000
Shirley A. Hill                                                25,000
James A. Hill                                                  45,000
D. Michael Harris                                             165,000(2)

--------------------
(1) The number of shares of the Common Stock owned of record by Mr. Geller was inadvertently reported in the Original Schedule 13D as 1,650,000. The correct number then and now is 1,600,000 shres. Pursuant to the letters from Anne A. Hill, Shirley A. Hill and James A. Hill described in Item 4 of this Amendment, the voting proxies previously granted by such persons to Mr. Geller were revoked.

(2) Each of G. Michael Harris and D. Michael Harris received a distribution from Titanic Ventures Limited Partnership, a Connecticut limited partnership ("TVLP"), and its general partner in December 1996 of 215,000 shares of the Common Stock pursuant to the settlement of a dispute described in a Schedule 13D filed by G. Michael Harris and John A. Joslyn on March 1, 1996 (the "1996 Schedule 13D"). G. Michael Harris then sold in the open market an aggregate of 50,000 of such shares in December 1996 and January 1997 in order to pay certain legal expenses. D. Michael Harris transferred 50,000 of such shares to a friend in December 1996.

(3) Westgage received a distribution from TVLP and its general partner in December 1996 of 765,000 shares of the Common Stock pursuant to the settlement of a dispute described in the 1996 Schedule 13D. Westgage then sold from time to time in the open market, principally in February 1997, an aggregate of 415,101 of such shares. Of the 349,899 shares currently owned, 75,000 shares are owned by the Kellogg-Joslyn Family Trust of which John A. Joslyn, the sole director, officer and shareholder of Westgate, is a trustee. Mr. Joslyn shares voting and dispositive power over the 75,000 shares with his wife, who is also a trustee.

(c)  None.

(d)  None.

(e)  See Item 5(b).


     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth in Item 4 of this Amendment and in the Original
Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1:  Joint Filing Agreement among the Reporting Persons

     Exhibit 2: Letters from each of the Reporting Persons declaring the Voting Agreement to be null and void.

---------------------                                        -------------------
CUSIP No.  0007496121                   13D                  Page 13 of 13 Pages
---------------------                                        -------------------


                                    SIGNATURE PAGE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Amendment with respect to such person is true, complete and correct.

Dated: October 28, 1998

                                             /s/   Arnie Geller
                                        ----------------------------------------
                                                   Arnie Geller


                                             /s/   G. Michael Harris
                                        ----------------------------------------
                                                   G. Michael Harris


                                        WESTGATE ENTERTAINMENT CORP.


                                        By:   /s/   John A. Joslyn
                                           -------------------------------------
                                                    John A. Joslyn, President


                                             /s/   Anne A. Hill
                                        ----------------------------------------
                                                   Anne A. Hill


                                             /s/   Shirley A. Hill
                                        ----------------------------------------
                                                   Shirley A. Hill


                                             /s/   James A. Hill
                                        ----------------------------------------
                                                   James A. Hill


                                             /s/   D. Michael Harris
                                        ----------------------------------------
                                                   D. Michael Harris